Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-124348

August 16, 2006

2,000,000 Shares

9.75% Series B Cumulative Redeemable Preferred Stock

$25.00 per share

Final Term Sheet

As used in this Free Writing Prospectus, the terms “we,” “our” and “us” refer to New Century Financial Corporation and its subsidiaries, including its wholly-owned subsidiary, New Century TRS. New Century TRS refers to New Century TRS Holdings, Inc., one of our wholly-owned taxable real estate investment trust, or REIT, subsidiaries, and its subsidiaries.

Issuer:	New Century Financial Corporation.

Securities Offered:

2,000,000 shares of our 9.75% Series B Cumulative Redeemable Preferred Stock, or our Series B Preferred Stock (2,300,000 shares if the underwriters’ overallotment option is exercised in full), at $25.00 per share.

Type of Offering:

Our Series B Preferred Stock is being offered pursuant to a registration statement (No. 333-124348) filed by us with the Securities and Exchange Commission, or the SEC. Our prospectus supplement filed or to be filed with the SEC, together with its accompanying prospectus, which we collectively refer to as the prospectus, also constitutes a part of the registration statement.

Gross Offering Amount:	$50,000,000.

Proceeds, Before Expenses, to Issuer:	$48,425,000 ($55,688,750 if the underwriters’ overallotment option is exercised in full).

Issuer’s Estimated Offering Expenses:	$250,000.

Dividends:

Investors will be entitled to receive cumulative cash dividends on our Series B Preferred Stock from the date of original issuance in the amount of $2.4375 per share each year, which is equivalent to a rate of 9.75% of the $25.00 liquidation preference per share. However, during any period of time that both (i) our Series B Preferred Stock is not listed on the New York Stock Exchange, or NYSE, The NASDAQ Stock Market, or NASDAQ, or the American Stock Exchange, or AMEX, and (ii) we are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, but shares of our Series B Preferred Stock are outstanding, the cumulative cash dividends payable during such period on our Series B Preferred Stock will increase from $2.4375 per share each year to $2.6875 per share each year, which is equivalent to a rate of 10.75% of the $25.00 liquidation preference per share. Beginning on December 31, 2006, dividends on our Series B

Preferred Stock will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, or if not a business day, the immediately preceding business day. Dividends paid to investors on our Series B Preferred Stock will be cumulative from the date of original issuance, which we expect to be August 22, 2006. The first dividend, which will be payable on December 31, 2006, will be for more than a full quarter.

Trade Date:	August 15, 2006.

Settlement Date:

Delivery of the shares of our Series B Preferred Stock will be made against payment therefor on or about August 22, 2006. The underwriters expect to deliver the shares of Series B Preferred Stock to purchasers on August 22, 2006, which is the fifth business day following the trade date. Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade our Series B Preferred Stock before the settlement of this offering will be required, by virtue of the fact that the offered shares will settle in five business days, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of our Series B Preferred Stock who wish to trade the shares on the date of pricing or during the next five business days should consult their own advisors.

Maturity:

Our Series B Preferred Stock has no maturity date and we are not required to redeem our Series B Preferred Stock. Accordingly, our Series B Preferred Stock will remain outstanding indefinitely, unless we decide to redeem it.

Special Optional Redemption:

If at any time both (i) our Series B Preferred Stock ceases to be listed on the NYSE, NASDAQ or the AMEX, and (ii) we are not subject to the reporting requirements of the Exchange Act, but shares of our Series B Preferred Stock are outstanding, we will have the option to redeem our Series B Preferred Stock, in whole but not in part, within 90 days after the date upon which our Series B Preferred Stock ceases to be listed and we cease to be subject to such reporting requirements, for cash at $25.00 per share, plus all accumulated, accrued and unpaid dividends, if any, to and including the redemption date.

Optional Redemption:

Except as described above and in limited circumstances to preserve our status as a REIT, we may not redeem our Series B Preferred Stock prior to August 22, 2011. On or after August 22, 2011, we may, at our option, redeem shares of our Series B Preferred Stock, in whole or in part, at any time and from time to time, for cash at $25.00 per share, plus an amount equal to all accumulated, accrued and unpaid dividends, if any, to and including the redemption date.

Ranking:	Our Series B Preferred Stock will rank, with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding-up of our affairs:

•	senior to all classes or series of our common stock and to all of our equity securities the terms of which provide that those equity securities are junior to our Series B Preferred Stock;

•	junior to all of our equity securities the terms of which provide that those equity securities will rank senior to our Series B Preferred Stock; and

•	on parity with all of our equity securities, including our 9.125% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, or our Series A Preferred Stock, other than those referred to in the two immediately preceding clauses.

Limited Voting Rights:

Holders of our Series B Preferred Stock generally have no voting rights. However, if we are in arrears on dividends on our Series B Preferred Stock for six or more quarterly periods, whether or not consecutive, holders of our Series B Preferred Stock (voting separately as a class with all other classes or series of our equity securities upon which like voting rights have been conferred and are exercisable and that rank on parity with our Series B Preferred Stock with respect to dividend rights, such as our Series A Preferred Stock) will be entitled to vote to elect two additional directors to serve on our board of directors, until all dividends accumulated for all past dividend periods with respect to our Series B Preferred Stock have been paid or declared and a sum sufficient for the payment of such dividends set aside for payment. In addition, we will not be permitted under the terms of our Series B Preferred Stock to create a class or series of capital stock ranking senior to our Series B Preferred Stock, and we may not make certain material adverse changes to the terms of our Series B Preferred Stock, in each case without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of our Series B Preferred Stock.

Information Rights:

During any period in which we are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any shares of our Series B Preferred Stock are outstanding, we will (i) transmit by mail to all holders of our Series B Preferred Stock, as their names and addresses appear in our record books, copies of the annual reports and quarterly reports that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to such rules (other than any exhibits that would have been required) and (ii) promptly upon written request, make available copies of such reports to any prospective holder of our Series B Preferred Stock. We will mail the reports to the holders of our Series B Preferred Stock within 15 days after the respective dates by which we would have been required to file the reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act.

No Conversion:	Our Series B Preferred Stock is not convertible into or exchangeable for any of our property or securities.

Risk Factors:

An investment in our Series B Preferred Stock involves a number of risks. Before making an investment decision to purchase our Series B Preferred Stock, you should carefully consider all of the risks described under “Risk Factors” in the prospectus, as well as the other information included in, or incorporated by reference into, the prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements contained in the prospectus as a result of certain factors, including the risks described in the prospectus and in documents incorporated by reference into the prospectus. The trading price of our securities could decline due to any of those risks, and you may lose all or part of your investment.

Expected Rating:	We have not requested a rating for our Series B Preferred Stock.

Use of Proceeds:

The net proceeds, before expenses, from this offering will be approximately $48,425,000 (approximately $55,688,750 if the underwriters’ overallotment option is exercised in full). We intend to use the net proceeds for general corporate purposes, including, without limitation, repurchases of our common stock under our stock repurchase program and investments in our on-balance sheet portfolio of mortgage assets.

Form:	Our Series B Preferred Stock will be maintained in book-entry form registered in the name of the nominee of The Depository Trust Company, except under limited circumstances.

Listing:

We have applied to list the Series B Preferred Stock on the NYSE under the symbol “NEW PrB” and expect that trading on the NYSE will commence within 30 days after the initial delivery of our Series B Preferred Stock.

Joint Bookrunners:	Bear, Stearns & Co. Inc. and Morgan Stanley & Co. Incorporated.

Co-Managers:	Stifel, Nicolaus & Company, Incorporated and Jefferies & Company, Inc.

Fees:	We have agreed to pay the underwriters a gross underwriting fee of 3.15%, or $0.7875 per share of our Series B Preferred Stock sold in the offering. This underwriting fee is made up of the following:

•	up to 2.0%, or $0.50 per share, is the selling concession, which is the discount offered to brokers to help facilitate the offering; and

•	1.15%, or $0.2875 per share, is the management and underwriting commission, which is the spread that accrues to the underwriters in proportion to the number of shares for which each underwriter was responsible.

Of the 2.0% selling concession, up to 1.8%, or $0.45 per share, is the reallowance, which is the fee that the underwriting group pays to a securities firm that is not one of the underwriters, but which still sells shares in the offering.

Further Issuances:

We may from time to time, without the consent of the holders of our Series B Preferred Stock, issue additional shares of our Series B Preferred Stock having the same ranking and liquidation preference and other terms as the Series B Preferred Stock being offered hereby except for the issue price and issue date.

Restrictions on Ownership:

In order to enable us to remain qualified as a REIT for federal income tax purposes, our charter provides that no person may acquire or hold, directly or indirectly, more than 9.8% of the lesser of the aggregate number or the aggregate value of the outstanding shares of any class or series of our capital stock, including our Series B Preferred Stock, with some exceptions.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Bear, Stearns & Co. Inc. toll free at 1-800-999-2000 or Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.